PurJeena Inc



ANNUAL REPORT

6 Mount Holly Dr.

Rye, NY 10580

1(914) 517-0048

mechanismwellness.com

This Annual Report is dated April 29, 2022.

BUSINESS

PurJeena, Inc. d/b/a/ Mechanism Wellness (the "Company") is a corporation organized under the laws of the state of Delaware that provides a personalized digital wellness program for adults seeking healthy living and eating, alternative medicines, and dietary supplements. The Company's business model consists of offering our Wellness Program and supplement products to companies for their employees and family members. A company can offer our program as a voluntary benefit (at no cost to the company) or as a subsidized benefit.

The Company is tapping into the wellness category, which has become a top priority for consumers, resulting in a $260 billion industry expected to grow to over $600 billion by 2026.

The Company's founders, partners, and medical advisors have built a personalized holistic digital wellness platform with multiple revenue channels and revenue streams. Additionally, the Company has its own branded practitioner-grade Non-GMO, Allergen-Free line of quality tested supplement products and within the first two months of launch, companies like PepsiCo, Censia, Indecomm, MetricStream, FactorLaw, and Life balance have signed up to take advantage of our products and services.

PurJeena, Inc. d/b/a/ Mechanism Wellness was initially organized as PURJEENA, LLC, a New York limited liability company on October 17, 2018, and merged with a Delaware Corporation on March 4th, 2020. Mechanism Wellness began generating revenue in May 2021.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $112.50

Number of Securities Sold: 11,250,000

Use of proceeds: Founder Issuance

Date: March 11, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $112.50

Number of Securities Sold: 11,250,000

Use of proceeds: Founder Issuance

Date: March 11, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $385,000.00

Use of proceeds: Working Capital

Date: March 12, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The company was under product development in 2020 and was launched in May 2021. The expenses were primarily related to resources, product development, hosting services, R&D, Legal, and product inventory.

Since our launch, we have signed up a number of companies like PepsiCo, LifeBalance, Factor Law, etc., and recently launched to these companies.

Our revenue, although small due to the recent launch, is growing month over month since our launch in May 2021. The individuals who have signed up for our Wellness Program have stayed with us.

Historical results and cash flows:

The Company is currently in the initial production stage and has begun generating revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future considering we recently launched the company in May 2021. Our goal is to continue to exponentially increase our revenue.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $6,185.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Shakti Jauhar

Shakti Jauhar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Director

Dates of Service: March 04, 2021 - Present

Responsibilities: Lead Mechanism Wellness. Shakti does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: PepsiCo

Title: Senior Vice President - Global HR Transformation, Operations and Shared Services

Dates of Service: August 15, 2009 - March 01, 2019

Responsibilities: Lead Global HR Digital Transformation for PepsiCo for 300,000 employees across 83 countries.

Other business experience in the past three years:

Employer: World Education Services

Title: Independent Board Director and Compensation Committee Chair and Technology Committee

Dates of Service: January 01, 2019 - Present

Responsibilities: Part-Time

Other business experience in the past three years:

Employer: Censia

Title: Advisory Board Member

Dates of Service: December 01, 2019 - Present

Responsibilities: Advisory Board Member

Name: Mona Jauhar

Mona Jauhar's current primary role is with NutriAssets. Mona Jauhar currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Director

Dates of Service: March 11, 2020 - Present

Responsibilities: Assist in corporate decisions. Mona does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: NutriAssets

Title: President & Founder

Dates of Service: March 01, 2010 - Present

Responsibilities: Private practice to help patients identify underlying triggers such as nutritional and biochemical imbalances.

Other business experience in the past three years:

Employer: Famhealth Pvt. Ltd

Title: TV Show Host - Food as Medicine

Dates of Service: January 01, 2017 - Present

Responsibilities: A TV show to encourage health and wellness in the community through nutrition and natural food education.

Other business experience in the past three years:

Employer: Face2Face Health

Title: Board Member

Dates of Service: January 01, 2015 - Present

Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Shakti Jauhar

Amount and nature of Beneficial ownership: 11,250,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: Mona Jauhar

Amount and nature of Beneficial ownership: 11,250,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,597,012 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 22,500,000 outstanding.

Voting Rights

One Vote per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firmcommitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $385,000.00

Maturity Date: March 12, 2024

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing, Liquidity, Dissolution, Liquidatio

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company can meet its internal projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product,

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Wellness/Healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering equity in the amount of up to $2MM in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may or may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of

Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not develop competing products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PurJeena Inc was formed on March 4, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Purjeena Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or onAmamzon could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

PurJeena Inc

By /s/ *shakti jauhar*

Name: Mechanism Wellness

Title: Co-Founder

Exhibit A

FINANCIAL STATEMENTS

I, _Shakti Jauhar_____ (Print Name), the <u>Co-Founder_____</u>(Principal Executive Officers) of _PurJena Inc. __(Company Name), hereby certify that the financial statements of __<u>PurJeena Inc.</u>_ (Company Name) and notes thereto for the periods ending _Dec 31st, 2020___ (first Fiscal Year End of Review) and _December 31st _2021 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2021] the amounts reported on our tax returns were total income of $20,456_____; taxable income of $ -232,094_____ and total tax of $0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/29/2022_ (Date of Execution).



_____ (Signature)

_C0-Founder_____ (Title)

__04/29/2022_____ (Date)

Mechanism Wellness

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-232,093.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1160 Third-Party Holding Accounts:Amazon Holding Account	289.70
1180 Third-Party Holding Accounts:Stripe Holding Account	-455.48
1320 Prepaid Expenses:Prepaid Insurance	-243.25
1398 Prepaid Expenses:Prepaid Other	-314,401.35
1430 Inventory Asset:Finished Goods	0.00
1440 Inventory Asset:Packaging Supplies	0.00
1490 Inventory Asset:Prepaid Inventory and PO Deposits	3,161.32
2000 Accounts Payable	38,482.49
2110 Credit Cards:Chase x2866	7,880.13
2120 Credit Cards:Chase x2874	122.00
2690 Accrued Expenses:Other Accrued Expenses	-15,570.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-280,734.44
Net cash provided by operating activities	$ -512,828.24
FINANCING ACTIVITIES	
3200 Paid-in Capital	253,000.00
Net cash provided by financing activities	$253,000.00
NET CASH INCREASE FOR PERIOD	$ -259,828.24
Cash at beginning of period	266,013.26
CASH AT END OF PERIOD	$6,185.02

Mechanism Wellness

Profit and Loss
January - December 2021

	TOTAL
Income	
4100 Sales - Online	
4110 Sales - Shopify	107,025.82
4140 Sales - Amazon	312.90
4180 Shipping and Delivery Income - Online	1,088.95
4185 Returns and Allowances - Online	-713.54
4190 Discounts & Promos - Online	-67,371.33
Total 4100 Sales - Online	**40,342.80**
4200 Sales - Wholesale	5,390.13
4210 Corporate Contributions	600.00
Total 4200 Sales - Wholesale	**5,990.13**
Total Income	**$46,332.93**
Cost of Goods Sold	
5000 Cost of Goods Sold - Product	
5010 Cost of Materials & Ingredients	21,557.71
Total 5000 Cost of Goods Sold - Product	**21,557.71**
5100 Cost of Goods Sold - Labor	
5150 Contract Labor COGS	1,368.07
Total 5100 Cost of Goods Sold - Labor	**1,368.07**
5300 Cost of Goods Sold - Infrastructure	
5360 Transaction Processing Fees COGS	1,347.56
Total 5300 Cost of Goods Sold - Infrastructure	**1,347.56**
5800 Cost of Goods Sold - Other	
5810 Affiliate Passthrough COGS	30.38
Total 5800 Cost of Goods Sold - Other	**30.38**
5900 Freight & Delivery	
5910 Freight in COGS	2,683.84
Total 5900 Freight & Delivery	**2,683.84**
Total Cost of Goods Sold	**$26,987.56**
GROSS PROFIT	**$19,345.37**
Expenses	
6400 Professional Fees	
6410 Accounting Services	7,847.85
6420 Legal Fees	17,283.08
6430 Consulting Fees	2,100.00
6440 Operational Support Fees	4,659.20
6450 Software Development Fees	106,386.98
6470 Recruiting and HR	282.71
6480 Broker Fees and Commissions	122.61

	TOTAL
6490 Other Professional Fees	360.00
Total 6400 Professional Fees	**139,042.43**
6500 Marketing & Advertising	
6510 Marketing Agency	6,700.00
6530 Design Services	5,654.50
6540 Copy Writing	1,842.00
6555 Online Presence and Media Spend	12,407.33
6560 Social Engagement	11,850.00
6575 Promotional Products and Samples	5,720.36
Total 6500 Marketing & Advertising	**44,174.19**
6600 Research & Development	
6620 Feasibility Studies	765.00
6680 R&D Testing	805.26
Total 6600 Research & Development	**1,570.26**
6700 Client or Vendor Meetings	
6740 Meals - external	1,629.41
Total 6700 Client or Vendor Meetings	**1,629.41**
6800 Company and Team Development	
6820 Ground Transportation - team	733.38
6830 Hotel and Lodging - team	5,009.99
6840 Meals - team	1,894.19
6890 Other Travel Expense - team	208.98
Total 6800 Company and Team Development	**7,846.54**
7000 Occupancy Expenses	
7060 Office Supplies	177.96
Total 7000 Occupancy Expenses	**177.96**
7100 Infrastructure & Regular Services	
7110 Software & Cloud Subscriptions	9,878.64
7115 Server & Tech Development Tools	28,677.07
7120 Memberships	500.00
7130 Regular Operational Services	149.08
7140 Publication Subscriptions	99.00
Total 7100 Infrastructure & Regular Services	**39,303.79**
7200 Shipping & Delivery Expense	
7210 Shipping and Delivery	13,430.15
7220 Postage	165.39
Total 7200 Shipping & Delivery Expense	**13,595.54**
7300 General Admin Expenses	
7390 Other Office & Admin	52.00
Total 7300 General Admin Expenses	**52.00**

Mechanism Wellness

Profit and Loss

January - December 2021

	TOTAL
7400 Insurance and Regulatory	
7410 Business Insurance	2,404.08
7430 Licenses, Permits & Fees	1,700.00
Total 7400 Insurance and Regulatory	**4,104.08**
7500 Finance fees and Related costs	
7520 Bank Fees	798.00
7550 Merchant Processor Fees	79.99
Total 7500 Finance fees and Related costs	**877.99**
Total Expenses	**$252,374.19**
NET OPERATING INCOME	$ -233,028.82
Other Income	
9000 Other Income	
9020 Credit Card Rewards	1,110.84
Total 9000 Other Income	**1,110.84**
Total Other Income	**$1,110.84**
Other Expenses	
9200 Other Expense	
9210 Interest Expense - Credit Card	130.82
Total 9200 Other Expense	**130.82**
9500 Tax Expense	
9520 State Tax Expense	45.00
Total 9500 Tax Expense	**45.00**
Total Other Expenses	**$175.82**
NET OTHER INCOME	**$935.02**
NET INCOME	$ -232,093.80

CERTIFICATION

I, shakti jauhar, Principal Executive Officer of PurJeena Inc, hereby certify that the financial statements of PurJeena Inc included in this Report are true and complete in all material respects.

shakti jauhar

Co-Founder